UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 19, 2015
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NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Resolutions from the Annual General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 19 March 2015 - Today, Novo Nordisk A/S held its Annual General Meeting, at which the following were adopted:

Financial year 2014 and 2015
•	The Company’s audited Annual Report 2014.
•	The remuneration of the Board of Directors for 2014 and the level for 2015.
•	Distribution of profit according to the adopted Annual Report 2014. The dividend will be DKK 5.00 per A and B share of DKK 0.20.

Elections
•	Re-election of Göran Ando as chairman and Jeppe Christiansen as vice chairman of the Board of Directors.
•	Re-election of Bruno Angelici, Liz Hewitt, and Thomas Paul Koestler as members of the Board of Directors.
•	Election of Sylvie Grégoire, Eivind Kolding and Mary Szela as new members of the Board of Directors.
•	Re-election of PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab as the Company’s auditor.

Shares and capital
•
Reduction of the Company’s B share capital by cancellation of part of the Company’s own holding of B shares. The Company’s B shares are reduced by DKK 10,000,000 from DKK 422,512,800 to DKK 412,512,800.

•
Authorisation to the Board of Directors until the next Annual General Meeting to allow the Company to repurchase own shares of up to 10% of the share capital subject to a holding limit of 10% of the share capital.

Other
•	Amendment to the Articles of Association to allow distribution of extraordinary dividend.
•	Revised Remuneration Principles.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com	CVR no: 24 25 67 90

Company announcement No 19 / 2015

Composition of the Board of Directors and its committees

After the Annual General Meeting, the Board of Directors held a board meeting to appoint members of its committees.

At the same time the Board of Directors decided to establish a remuneration committee in order to enhance the process for preparing proposals for the remuneration of the Board of Directors and Executive Management of Novo Nordisk A/S. The Remuneration Committee will assist the Board of Directors with the oversight of the principles for remuneration of Board members and executives in Novo Nordisk A/S as well as the actual remuneration of the Board of Directors and Executive Management, all of which previously have been the responsibility of the Chairmanship.

The Board of Directors, including its committees are now composed as follows:

•	Göran Ando (chairman of the Board, of the Nomination Committee and of the Remuneration Committee)
•	Jeppe Christiansen (vice chairman and member of the Remuneration Committee and the Audit Committee)
•	Bruno Angelici (member of the Nomination Committee)
•	Sylvie Grégoire (member of the Audit Committee)
•	Liz Hewitt (chairman of the Audit Committee and member of the Nomination Committee)
•	Liselotte Hyveled (employee representative and member of the Nomination Committee)
•	Thomas Paul Koestler (member of the Remuneration Committee)
•	Eivind Kolding (observer on the Audit Committee)
•	Anne Marie Kverneland (employee representative)
•	Søren Thuesen Pedersen (employee representative and member of the Remuneration Committee)
•	Stig Strøbæk (employee representative and member of the Audit Committee)
•	Mary Szela (member of the Nomination Committee and of the Remuneration Committee)

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 41,500 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com	CVR no: 24 25 67 90

Company announcement No 19 / 2015

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Further information
Media:
Mike Rulis	+45 3079 3573	mike@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com
Investors:
Kasper Roseeuw Poulsen	+45 3079 4303	krop@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Frank Daniel Mersebach (US)	+1 609 235 8567	fdni@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com	CVR no: 24 25 67 90

Company announcement No 19 / 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 19, 2015	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer